SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001 -20
Publicly Held Company
CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY THIRD
ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: November 27, 2008 – 9:00 am. 3. PRESIDING: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. AGENDA AND RESOLUTIONS:

I. Approval of the preliminary accounting report related to the transfer of the assets of Copel Participações S.A. to Companhia Paranaense de Energia - Copel and Copel Geração e Transmissão S.A.,as well as the Protocol and Justificatio of the Spin-off and Winding-up of Copel Participações S.A. and its referral to the Annual Shareholders’ Meeting.

II. Acknowledgment of the financial statements for September 2008;

III. Assessment of the impact of the global economic crisis on Copel’s activities and future scenarios;

IV. Presentation of the preliminary budget for 2009;

V. Ratification of the nomination of the following Copel representatives at Gralha Azul Transmissora de Energia S.A.: a) Luis Eduardo Knesebeck as Techniccal Officer, replacing Edilson Bertholdo; b) Ademir Prandel Júnior as a Member of the Fiscal Council, replacing Horácio Kordel Rodrigues, and Roberto Marchioro Júnior as his alternate, replacing Luiz Fernando Santanna Pinto; and c) Nilton Moretti dos Santos as a Member of the Fiscal Council, replacing Edson Gilmar Dal Piaz Barbosa, and Agnaldo Alves as his alternate, replacing Ivoney Garszka.

VI. Approval of the withdrawal of Copel’s interest in Braspower International Engineering, and its referral to the Annual Shareholders’ Meeting.

5. Attendance: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI - Secretary; JORGE MICHEL LEPELTIER; LAURITA COSTA ROSA; MUNIR KARAM; NILDO ROSSATO; LUIZ ANTONIO RODRIGUES ELIAS and ROGÉRIO DE PAULA QUADROS.

The full text of the minutes of the 123rd Ordinary Meeting of the Board of Directors of Copel was recorded in Book No. 06 registered at the Commercial Registry of the State of Paraná under no. 05/095391-5 on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.